SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             TARGITINTERACTIVE, INC.
        ---------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   87613A 10 3
        ---------------------------------------------------------------
                                 (CUSIP Number)

                                Noel J. Guillama
                155 Commerce Way, Portsmouth, New Hampshire 03801
                                 (603) 766-8300
        ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2001
        ---------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

--------------------------------------------------------------------------------
                                                  NAMES OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    1      Noel J. Guillama
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
    2                                                           (b)  [  ]
--------------------------------------------------------------------------------
                                                         SEC USE ONLY
    3
--------------------------------------------------------------------------------
                                                       SOURCE OF FUNDS

    4      PF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    5                                                                 [  ]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

    6      USA
--------------------------------------------------------------------------------
             7     SOLE VOTING POWER                                   3,869,137
--------------------------------------------------------------------------------
             8     SHARED VOTING POWER                                       -0-
--------------------------------------------------------------------------------
             9     SOLE DISPOSITIVE POWER                              3,869,137
--------------------------------------------------------------------------------
             10    SHARED DISPOSITIVE POWER                                  -0-
--------------------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11             3,869,137
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12      [  ]
--------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.9% *
           * After giving effect to the exercise of options for the purchase of
             2,509,924 shares
  13         of Common Stock by Mr. Guillama
--------------------------------------------------------------------------------
                            TYPE OF REPORTING PERSON
   14                  IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

                  This statement relates to the shares of common stock, par value $.01, of TargitInteractive, Inc., a Delaware corporation ( the "Issuer") having its principal business and the address of its principal office at 155 Commerce Way, Portsmouth, New Hampshire 03801.

Item 2.  Identity and Background.
         -----------------------

          a.   Noel J. Guillama.

          b. The address of Mr. Guillama is 155 Commerce Way, Portsmouth, New Hampshire 03801.

          c. Mr. Guillama's present principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer, 155 Commerce Way, Portsmouth, New Hampshire 03801.

          d. During the past five years, Mr. Guillama has not been convicted in a criminal proceeding and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

          e. During the past five years, Mr. Guillama has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          f.   Mr. Guillama is an American citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  Of the shares held by Mr. Guillama, 1,359,213 shares were issuable pursuant to the purchase by the Issuer of Williams Sofware, Inc., d/b/a First Pop Technologies, on July 27, 2001. The balance of the shares beneficially owned by him are issuable upon exercise of options to purchase common stock of the Issuer. See Item 5.

Item 4.  Purpose of Transaction.
         ----------------------

         Mr. Guillama acquired the shares of the Issuer for investment purposes only.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          a. Mr. Guillama was the beneficial owner of 3,869,137 shares of Common Stock of the Issuer as of August 20, 2001, which represent 15.9% of the Issuer's outstanding Common Stock after giving effect to Mr. Guillama's exercise of his options to purchase 2,509,924 common shares of the Issuer. The shares beneficially owned by Mr. Guillama consist of (i) 1,359,213 shares purchased by him, (ii) options to purchase 509,924 shares of common stock at an exercise price of $.01 per share expiring July 26, 2006, and (iii) options to purchase 2,000,000 shares at $1.20 per share expiring July 27, 2006.

          b. Mr. Guillama has the sole power to vote, or to direct the vote of, the shares of common stock held by him. Mr. Guillama has the power to dispose, or direct the disposition of, all of the shares owned by him of record or beneficially. Mr. Guillama disclaims beneficial ownership of any other shares of the Issuer's common stock held by any other person.

          c. 1,359,213 of Mr. Guillama's shares were issued upon conversion of convertible notes issued in connection with the acquisition by the Issuer on July 27, 2001, of Williams Sofware, Inc., d/b/a First Pop Technologies, of which Mr. Guillama was a principal stockholder. The notes were convertible commencing August 9, 2001.

          d.   None.

          e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

                  None.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                  None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I each certify that the information set forth in this statement is true, complete and correct.


                                                  August 27, 2001
                                                   (Date)

                                                  /s/ Noel J. Guillama
                                                  ---------------------------
                                                  Noel J. Guillama


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).